Exhibit 1

North America’s Railroad

NEWS RELEASE

APPROVAL OF CN-KCS VOTING TRUST IS ESSENTIAL NEXT STEP FOR SHIPPERS

AND OTHERS TO HAVE THEIR SAY ON WHAT CONSTITUTES ENHANCED

COMPETITION

CN and KCS to make next filing with STB on July 6

1,700 letters of support filed with the STB, including 967 specifically requesting STB approval of the CN voting trust as public comment period closes

Letters of support from 3 governors, 28 mayors and 11 members of Congress, including

Congressmen Sam Graves and Bennie Thompson, shippers, rail labor leaders, and key business organizations as well as vital shortline partners

MONTREAL and KANSAS CITY, Mo., June 29, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today noted that the Surface Transportation Board’s (“STB”) comment period regarding the companies’ application for approval of a voting trust has closed, marking another key step toward creating the premier railway for the 21st century through the end-to-end, pro-competitive combination of the two companies.

The plain vanilla voting trust proposed by CN and KCS, which is identical to the CP trust approved by the STB, meets the test for approval: (a) it prevents premature control of KCS; (b) it allows KCS to maintain independence during the STB’s review of the ultimate combination of CN and KCS; and (c) it protects KCS’ financial health during this period. It also enables KCS shareholders to realize the full value of their shares prior to the STB’s subsequent review of the merits of the proposed combination.

Former STB Commissioner and Vice-Chairman, William Clyburn, Jr., wrote in a Railway Age op-ed dated June 10 that he believes the CN voting trust addresses “unlawful control” and the “public interest” under the new rules, and that as such, the voting trust should be approved.

Further, approval of the CN-KCS proposed voting trust is the essential next step for shippers and others to have their say during the Board’s consideration of what constitutes enhanced competition during its review of the merits of the combination. Without approval of the CN-KCS voting trust creating a level playing field with CP’s voting trust, shippers will not be able to discuss what constitutes enhanced competition or realize the benefits of this proposed, new, pro-competitive, single line rail-to-rail competition combination.

Benefits to shippers were highlighted in an op-ed authored by Dr. William Huneke, the former Director of the Office of Economics and Chief Economist at the STB, and published by Railway Age on June 22. Dr. Huneke described CN’s open gateways commitment as a “big deal,” stating, “This commitment ensures that shippers who today enjoy competitive joint line routings with either CN or KCS will continue to have those routings available to them in a post CN/KCS merger environment, even if a merged CN/KCS could handle the entire movement via a single-line routing.”

CN and KCS are pleased that so many stakeholders participated in the process and note the 1,700 support letters filed with the STB. Importantly, 967 of the persons who filed letters specifically request that the STB approve the proposed voting trust agreement.

Among those who filed letters of support include Congressman Sam Graves of Missouri, the Ranking Member of the House Committee on Transportation and Infrastructure. Representative Graves, “…urge[s] approval of the voting trust,” and notes that “… merging with CN will create new opportunities for trade and economic growth in the [Kansas City] metro area and beyond. From a national and international perspective, the CN/KCS merger has the potential to improve commerce and access to markets by creating a single railroad that will streamline the movement of goods among Canada, the United States, and Mexico.” Additionally, Congressman Bennie Thompson of Mississippi, the Chairman of the House Homeland Security Committee, filed a letter of support for the approval of the voting trust, noting that the combination, “…will strengthen competition by adding a stronger rail competitor in the north-south lanes in the industrial center of the country and opens markets with new single-line hauls, creating more efficient movements among Canada, the United States, and Mexico…The voting trust should be approved so the Board and the public may move forward to consider the merits of the transaction.”

In addition, short line railroad Genesee & Wyoming Inc. (“G&W”) also filed a letter stating that it, “…supports the proposed use of a voting trust by CN,” and noting that G&W, “…has used voting trusts before and recognizes the benefits to the freight rail industry associated with the voting trust process.”

CN and KCS also note the four letters of support for CN and KCS’ voting trust from three local unions affiliated with Brotherhood of Locomotive Engineers and Trainmen (“BLET”), who collectively represent over 1,700 locomotive engineers working on CN’s United States rail operating subsidiaries and approximately 200 engineers working on KCS; International Brotherhood of Boilermakers (“IBB”), one of the oldest unions in the United States representing more than 50,000 skilled craftsmen and craftswomen and industrial workers throughout the United States and Canada; and from officers including the General Chairmen of SMART-TD General Committees of Adjustment 377, 433 and 987, which collectively represent over 1,800 conductors on CN’s United States rail operating subsidiaries.

Additional supporters are elected officials and local leadership, including Governor Mike Parson of Missouri; Governor Asa Hutchinson of Arkansas; Governor John Bel Edwards of Louisiana; Congressmen Jerry Carl of Alabama, Danny Davis of Illinois, Jack Bergman of Michigan, Joe Wilson of South Carolina and Steve Cohen of Tennessee; Mayor Sharon Broome of Baton Rouge; Mayor Quinton Lucas of Kansas City, Missouri; and Chief Gary Batton of the Choctaw Nation of Oklahoma; major customers, including grain customers benefitting from our open gateways commitment and partners from various segments of the economy such as MS Worldwide Logistics, Inc., Ray-Carroll County Grain Growers, Raeford Farms and Port of Mobile; and local cities and Chambers of Commerce in partnership with CN or KCS, including the City of Winnsboro, Texas and the Baton Rouge Area Foundation.

A full list of our supporters can be found at www.ConnectedContinent.com.

Consistent with the timeline that the STB has set for reviewing the voting trust, CN and KCS will review all comments submitted and file their response on July 6, 2021.

“We believe that the STB should approve our voting trust, which is identical to the CP voting trust already approved by the Board, so that we can proceed with a full substantive review of the many compelling and innovative pro-competitive benefits this combination will provide for customers, ports, employees and communities. The public comment period allowed the STB to hear from key stakeholders about the tremendous public interest benefits a CN-KCS combination will bring by creating the premier railway for the 21st century with a single network across Canada, the United States and Mexico. We look forward to continuing to explain how this combination will enhance competition, facilitate North American trade and provide significant environmental benefits during the Board’s upcoming consideration of the merits of the combination. Approval of our voting trust allows that discussion with the Board and shippers to proceed.”

- JJ Ruest, president and chief executive officer of CN

“The proposed combination has received broad-based support from across the CN and KCS stakeholder network because the plain vanilla voting trust makes very clear that a CN-KCS combination is in the public interest and will prevent unlawful control of KCS prior to the STB’s final merger approval. Our combination will help North America’s industrial corridor while also enhancing competition and boosting the economies of all three countries.”

- Patrick J. Ottensmeyer, president and chief executive officer of KCS

CN and KCS have already committed to taking steps to ensure the pro-competitive nature of their combination. Specifically, CN will divest the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction. CN has also agreed to preserve existing route options by keeping gateways open on commercially reasonable terms. The proposed CN-KCS combination represents a pro-competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy.

Additional information about CN’s pro-competitive combination with KCS is available at www.ConnectedContinent.com. CN’s and KCS’ July 6, 2021 STB filing will also be made available on this site.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Media: KCS

C. Doniele Carlson

KCS Corporate Communications & Community Affairs

(816) 983-1372

dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Ed Trissel

(212) 355-4449

Investment Community: CN

Paul Butcher

Vice-President

Investor Relations

(514) 399-0052

investor.relations@cn.ca

Investment Community: KCS

Ashley Thorne

Vice President

Investor Relations

(816) 983-1530

athorne@kcsouthern.com

MacKenzie Partners, Inc.

Dan Burch / Laurie Connell

(212) 929-5748 / (212) 378-7071